Exhibit 99.60

Torex Gold Announces Results of Its 2026 Meeting of Shareholders

Meeting marks formal transition of Andrew Snowden into role of President and CEO

Toronto, Ontario—(Newsfile Corp. - June 17, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) announces the results of its 2026 annual and special meeting of shareholders (the “Meeting”) held virtually today.

The Meeting marked the retirement of Jody Kuzenko and the formal appointment of Andrew Snowden as President and CEO of the Company. Mr. Snowden was also elected to the Board of Directors along with the re-election of seven current Directors, as well as the re-appointment of Rick Howes as Chair of the Board.

Rick Howes, Chair of the Board of Torex, stated:

“On behalf of the Board of Directors and everyone at the Company, I want to extend my sincere appreciation to Jody for her exceptional leadership at Torex over the past eight years. Jody leaves the business in an excellent position for the next chapter of growth and success, and we wish her all the very best as she steps into her well-deserved retirement.

“The Board looks forward to working with Andrew in his new role as President and CEO as we continue to execute on our strategic pillars to build one of the best mining companies in the industry as a diversified, Americas-focused precious metals producer.

“Finally, to our shareholders, thank you for your ongoing trust and support. We are firmly committed to seizing the many opportunities ahead in order to continue to generate significant and lasting value for those who choose to invest in us.”

ITEM 1. ELECTION OF DIRECTORS

At the Meeting, all director nominees listed in the Company’s management information circular (the “Circular”) dated May 6, 2026, were elected as directors of the Company. Detailed results of the vote by ballot are as follows:

DIRECTOR	VOTE TYPE	NUMBER OF VOTES	% OF VOTES
Richard A. Howes	For Withheld	73,557,809 69,573	99.91 0.09	% %
Andrew Snowden	For Withheld	73,616,975 10,407	99.99 0.01	% %
Caroline Donally	For Withheld	73,035,733 591,649	99.20 0.80	% %
Jennifer J. Hooper	For Withheld	73,209,711 417,671	99.43 0.57	% %
Jay C. Kellerman	For Withheld	72,793,419 833,963	98.87 1.13	% %
Rosalie C. Moore	For Withheld	73,587,235 40,147	99.95 0.05	% %
Rodrigo Sandoval	For Withheld	72,915,027 712,355	99.03 0.97	% %
Jacques Perron	For Withheld	73,587,700 39,682	99.95 0.05	% %

ITEM 2. APPOINTMENT OF AUDITOR

On a vote by ballot, KPMG LLP, Chartered Professional Accountants, were re-appointed as auditors of the Company, and the directors were authorized to fix their remuneration.

VOTES FOR	% VOTES FOR	VOTES WITHHELD	% OF VOTES WITHHELD
74,711,618	98.74%	955,605	1.26%

ITEM 3. APPROVAL OF NAME CHANGE

On a vote by ballot, a special resolution was passed authorizing and approving an amendment to the articles of the Company to change the name of the Company to “Torex Resources Inc.”, or such other name as the Board of Directors of the Company, in its sole discretion, may approve, subject to regulatory approval. The Company expects to officially adopt the Company’s new name later this year.

VOTES FOR	% VOTES FOR	VOTES AGAINST	% OF VOTES AGAINST
75,467,159	99.74%	200,065	0.26%

ITEM 4. ‘SAY ON PAY’ EXECUTIVE COMPENSATION

On a vote by ballot, a non-binding advisory resolution was passed accepting the approach to executive compensation disclosed in the Circular and delivered in advance of the Meeting.

VOTES FOR	% VOTES FOR	VOTES AGAINST	% OF VOTES AGAINST
71,129,956	96.61%	2,497,426	3.39%

The formal report on voting results with respect to all matters voted upon at the Meeting will be filed on SEDAR+ at http://www.sedarplus.ca/.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Andrew Snowden

President and CEO

Direct: (647) 260-1505

andrew.snowden@torexgold.com

Dan Rollins

CFO

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the change of the Company’s name; and the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “continue”, “strategy” and “ongoing” or variations of such words. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, those risk factors identified in the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”). Forward-looking information is based on the assumptions discussed in the AIF and MD&A and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws.

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https://www.newsfilecorp.com/release/301919